For Immediate Release

 **8x8, Inc.**

8x8, Inc. Announces Record First Quarter Fiscal 2011 Revenue

Record revenue of $16.8 million increases 6% sequentially and 8% year over year;
Net income of $1 million or $0.02 per share

SUNNYVALE, Calif., -- July 28, 2010 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative business communications solutions, today announced financial operating results for the first quarter of fiscal 2011 ended June 30, 2010.

Total revenue for the first quarter of fiscal 2011 was a record $16.8 million, compared to $15.9 million for the previous quarter and $15.6 million for the same period of fiscal 2010, an increase of 6% sequentially and 8% year over year. Gross margin increased to 68% in the first quarter of fiscal 2011 compared to 66% in the same period of fiscal 2010.

Net income for the first quarter of fiscal 2011 was $1 million, or $0.02 per share, compared sequentially to net income of $1.1 million, or $0.02 per share, for the previous quarter and $414,000 or $0.01 per share, for the same period last year.

During the first quarter of fiscal 2011, 8x8 added 32,896 new business lines and services, compared to 29,985 in the prior quarter and 27,937 in the same period last year. Business customer churn decreased to 2.5%, compared to a churn rate of 2.7% in the previous quarter and 2.7% for the same period last year. 8x8 ended the first quarter of fiscal 2011 with 21,362 business customers.

8x8 reported an increase in cash and cash equivalents of $36,000, ending the first quarter of fiscal 2011 with $18.1 million. During the quarter, the Company repurchased 97,700 shares of its common stock under its share repurchase program at a total cost of approximately $120,000, acquired managed hosting and cloud computing service provider Central Host, Inc. for $1 million in cash and $600,000 in unregistered 8x8 common stock, and made a strategic $250,000 cash investment in Stonyfish, a new private company in Los Altos, California.

In addition to its first quarter fiscal 2011 operating results, 8x8 also announced that its board of directors approved an extension of the Company's current share repurchase program, authorizing the Company to repurchase up to $2.0 million of its outstanding common stock from time to time until July 27, 2011. The remaining authorized repurchase amount is approximately $1.7 million. Share repurchases, if any, will be funded with available cash. Repurchases of the Company's common stock may be made through open market purchases at prevailing market prices or in privately negotiated transactions. The timing, volume and nature of share repurchases are subject to market prices and conditions, applicable securities laws and other factors, and are at the discretion of the Company's management. Share repurchases may be commenced, suspended or discontinued at any time.

"8x8 generated solid results during the first quarter of fiscal 2011, with a 6% sequential increase in total revenue, record-setting new monthly recurring revenue from business customers and strong net income," said 8x8 Chairman and CEO Bryan Martin. "We continue to experience healthy demand for our hosted communications services from both the under-10 employee small business customer as well as larger SMBs and distributed enterprise organizations and anticipate these adoption trends will continue to drive the top line revenue upwards in the coming quarters."

Q1FY'11 Business Highlights:

- Grew top line revenue to $16.8 million, up 6% from $15.9 million for the previous quarter and up 8% from $15.6 million for the same period of fiscal 2010

- Posted net income of $1 million or $0.02 per share compared to $1.1 million or $0.02 per share for the prior quarter and $414,000 or $0.01 per share for the same period last year

- Reported operating income of $842,000 compared to $889,000 in the prior quarter and $426,000 in the same period last year

- Reported operating margins of 5% compared to 3% in the same period last year

- Sold a record amount of new monthly recurring revenue totaling $665,000 compared to $606,000 in the previous quarter

- Sold 32,896 new business lines and services, up 18% from the same period last year

- Increased average number of lines and service per new business customer to approximately 12

- Launched an integrated mass media advertising and direct mail campaign in the greater San Francisco Bay Area market

- Added to the Russell Microcap® Index on June 25, 2010

Management will host a conference call to discuss these results and other matters related to the Company's business today, July 28, 2010, at 4:30 p.m. ET. The call is accessible via the following numbers and webcast links:

Dial In:	(877) 843-0417, domestic
	(408) 427-3791, international
Replay:	(800) 642-1687; domestic, passcode 84363490
	(706) 645-9291; international, passcode 84363490
Webcast:	http://investors.8x8.com/
Additional presentation materials:	http://virtualmeeting.8x8.com/Q1FY2011Earnings.

Supplemental financial slides will be presented through 8x8's Virtual Meeting web conferencing portal, which can be accessed at: http://virtualmeeting.8x8.com/Q1FY2011Earnings.

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) leverages its patented software technologies to deliver high quality voice solutions and integrated messaging and video to businesses of any size with employees in any locations on a wide variety of business telephony, web and mobile platforms. 8x8 also offers managed hosting and cloud-based computing services. For additional information, visit www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, and 8x8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 654-0970

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

		Three Months Ended June 30,		
		2010		**2009**
Service revenues	$	15,363	$	14,520
Product revenues		1,471		1,038
Total revenues		16,834		15,558
Operating expenses:				
Cost of service revenues		3,382		3,501
Cost of product revenues		2,026		1,821
Research and development		1,226		1,237
Selling, general and administrative		9,358		8,573
Total operating expenses		15,992		15,132
Income from operations		842		426
Other income, net		22		12
Income (loss) on change in fair value of warrant liability		158		(7)
Income before provision for income taxes		1,022		431
Provision for income taxes		4		17
Net income	$	1,018	$	414
Net income per share:				
Basic	$	0.02	$	0.01
Diluted	$	0.02	$	0.01
Weighted average number of shares:				
Basic		63,438		62,688
Diluted		64,605		62,766

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	June 30, 2010		March 31, 2010
ASSETS			
Current assets			
Cash and cash equivalents	$ 18,092	$	18,056
Accounts receivable, net	680		554
Inventory	2,021		2,174
Other current assets	775		665
Total current assets	21,568		21,449
Property and equipment, net	2,212		1,871
Other assets	2,225		392
Total assets	$ 26,005	$	23,712
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 5,210	$	3,780
Accrued compensation	1,634		1,444
Accrued warranty	356		331
Deferred revenue	1,057		1,310
Other accrued liabilities	2,746		3,269
Total current liabilities	11,003		10,134
Other liabilities	108		111
Fair value of warrant liability	9		167
Total liabilities	11,120		10,412
Total stockholders' equity	14,885		13,300
Total liabilities and stockholders' equity	$ 26,005	$	23,712

8x8, Inc.
Selected Operating Statistics

	FQ109	FQ209	FQ309	FQ409	FQ110	FQ210	FQ310	FQ410	FQ111
Gross business customer additions (1)	2,398	3,324	2,437	2,792	2,907	2,609	2,785	2,875	2,756
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,098	1,187	1,224	1,245	1,371	1,416	1,331	1,616	1,592
Business customer churn (less cancellations within 30 days of sign-up) (2)	3.2%	3.1%	2.9%	2.7%	2.7%	2.7%	2.4%	2.7%	2.5%
Total business customers (3)	11,898	13,744	14,706	16,013	17,266	18,199	19,407	20,428	21,362
Business customer average monthly service revenue per customer (4)	$ 237	$ 220	$ 208	$ 202	$ 196	$ 201	$ 204	$ 204	$ 208
Overall service margin	75%	73%	74%	71%	76%	76%	78%	77%	78%
Overall product margin	-13%	-10%	9%	-50%	-75%	-42%	-59%	-43%	-38%
Overall gross margin	68%	65%	67%	59%	66%	67%	68%	68%	68%
Business subscriber acquisition cost per service (5)	$ 171	$ 171	$ 141	$ 118	$ 93	$ 90	$ 102	$ 97	$ 109
Average number of services subscribed to per business customer	7.1	6.9	6.6	6.6	6.9	7.1	7.3	7.5	7.5
Business customer subscriber acquisition cost (6)	$ 1,217	$ 1,174	$ 933	$ 785	$ 638	$ 638	$ 749	$ 723	$ 818

(1) Includes 1,154 "Find me, Follow me" and 40 8x8 Virtual Office customers acquired in the second quarter of fiscal 2009 from Avtex Solutions, LLC ("Avtex") and 49 hosting customers acquired in the first quarter of fiscal 2011 from Central Host, Inc. ("Central Host").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(3) Business customers are defined as customers paying for service. Customers that are currently in the 30 day trial period are considered to be customers that are paying for service.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period. The addition of 1,154 Avtex customers that migrated to 8x8 in the second fiscal quarter of 2009 but subscribed to "Find me, Follow me" services rather than 8x8 Virtual Office service, and the $79,230 in expense related to the acquisition of these 1,154 customers, is excluded from this calculation. In addition, the expense to acquire the 49 Central Host customers in the first fiscal quarter of 2011 is excluded from this calculation.

(6) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.